Filed Pursuant to Rule 433

Registration No. 333-131076

December 17, 2008

ENBRIDGE ENERGY PARTNERS, L.P.

$500,000,000 9.875% Notes due 2019

Issuer:	Enbridge Energy Partners, L.P.

Ratings*:	Baa2 (Negative) (Moody’s) BBB (Negative) (S&P) BBB (Stable) (DBRS)

Note type:	Senior Unsecured Notes

Minimum denomination:	$2,000 x $1,000

Pricing date:	December 17, 2008

Settlement date:	December 22, 2008

Maturity date:	March 1, 2019

Principal amount:	$500,000,000

Benchmark:	UST 1.125% due December 15, 2011

Benchmark Yield:	0.987%

Re-offer yield to maturity:	9.875%

Coupon:	9.875%

Public offering price:	99.940%

Issuer Optional Redemption:	Make whole call T+50bps

Holder Optional Repurchase Date:	March 1, 2012

Interest payment dates:	March 1 and September 1, commencing September 1, 2009

CUSIP:	29250R AR7

ISIN:	US29250RAR75

Bookrunning Managers:	Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc. J.P. Morgan Securities Inc.

Co-Managers:	Banc of America Securities LLC CIBC World Markets Corp. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. UBS Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 800-503-4611, Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071, or calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.